2/9/06SS

AB
2/9/06

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 0 3 2006
DIVISION OF MARKET REGULATION

06002105

SECURITIE
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 09/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Petroleum Clearinghouse, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

390 Benmar, Suite 100
(No. and Street)

Houston	TX	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Polito — 281-873-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, #2700	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CK 2/10/06

KO

OATH OR AFFIRMATION

I, Gary R Vickers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Petroleum Clearinghouse, Inc, as of September, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH CAROL RADFORD
MY COMMISSION EXPIRES
June 18, 2006

Deborah Carol Radford
Notary Public

Gary R Vickers
Signature

CEO & President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Board of Directors
The Petroleum Clearinghouse Inc.:

We have audited the accompanying statement of financial condition of The Petroleum Clearinghouse, Inc. (a Delaware corporation), as of September 30, 2005, and the related statements of operations, stockholder's equity, and cash flows for the period from inception (January 1, 2005) through September 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Petroleum Clearinghouse, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the period from inception (January 1, 2005) through September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
December 20, 2005

THE PETROLEUM CLEARINGHOUSE, INC.

Statement of Financial Condition

September 30, 2005

Assets

Cash and cash equivalents	$	6,930
Receivable from parent, net		6,793
Prepaid expense		994
Membership in exchange		11,239
Total assets	$	25,956

Stockholder's Equity

Stockholder's equity:		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares	$	10
Additional paid-in capital		18,006
Retained earnings		7,940
Total stockholder's equity		25,956
Commitments and contingencies		
Total liabilities and stockholder's equity	$	25,956

See accompanying notes to financial statements.

(1) Business

The Petroleum Clearinghouse, Inc. (the Clearinghouse or the Company) was incorporated in the state of Delaware on January 1, 2005 (Inception). The Company is a wholly owned subsidiary of Tristone Energy Services, Inc. (Tristone), a privately held company headquartered in Denver, Colorado. Tristone owns a diversified portfolio of companies that provide software, data, and transaction services to companies in the petroleum industry. Tristone is a majority-owned subsidiary of The Petroleum Place Inc., a privately held company headquartered in Denver, Colorado. The Company is a registered direct participation program broker dealer under the Securities Exchange Act of 1934.

At Inception, Tristone contributed $6,000 of cash, its broker dealer license and related membership in the NASD, and prepaid expenses in exchange for 1,000 shares of common stock of the Company. The prepaid expenses, NASD license, and membership in exchange were recorded by the Company based upon Tristone's historical carrying value of the assets.

The purpose of the Company is to hold and maintain the broker dealer license. The Company entered into a Management Services Agreement (MSA) with Tristone in January 2005. Under the terms of the MSA, Tristone pays the Company a monthly retention fee in exchange for use of the broker dealer license in its auction and negotiated transactions operations. The Company, which has no employees or facilities of its own, pays Tristone monthly fees in exchange for administrative, payroll, and other services. The term of the MSA is one year, but renews automatically for successive one-year periods unless terminated by either party upon 30 to 180 days advance notice.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a remaining maturity upon purchase of 90 days or less to be cash equivalents.

(c) Membership in Exchange

The membership in exchange is carried at cost, and has an indefinite life. The membership in exchange was contributed by Tristone upon inception and was recorded at the historical carrying value as the parties to the contribution are under common control. The Company reviews the membership in exchange for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

(d) *Income Taxes*

The Company's income taxes in the accompanying financial statements are computed as if the Company filed a separate income tax return. The Company's results of operations are included in the consolidated tax returns of its parent company, Tristone; accordingly, income taxes otherwise payable to taxing authorities are payable to Tristone. The current provision for income taxes represents the Company's estimated tax due to Tristone as if the Company's tax return filings were prepared on a stand-alone basis. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carryforwards. Through September 30, 2005, there were no such temporary differences or carryforwards.

(e) *Credit Risk*

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivable from parent. The Company places its cash with financial institutions that management believes are credit worthy.

(3) Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain at least a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. As of September 30, 2005, the excess net capital of the Clearinghouse was approximately $2,924, and the Company was in compliance with the minimum net capital requirements and the related net capital ratio.

(4) Income Taxes

The estimated federal and state tax liabilities for income taxes are recorded as income taxes payable to parent, which is recorded as a reduction to the receivable from parent, net in the accompanying consolidated balance sheet, reflecting the manner in which the Company and Tristone intend to settle these intercompany balances. The following are the components of the Company's income tax expense for the year ended September 30, 2005:

Current federal income tax expense	$	4,090
Current state income tax expense		585
Total income tax expense	$	4,675

THE PETROLEUM CLEARINGHOUSE, INC.

Notes to Financial Statements

September 30, 2005

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 34% to income before income taxes for the year ended September 30, 2005:

Federal income tax expense at statutory rate	$	4,289
State income taxes, net of federal benefit		386
	$	4,675

The Company had no deferred income tax assets or liabilities as of September 30, 2005, or deferred income tax provision for the period from Inception to September 30, 2005.

(5) Receivable From Parent, Net

The receivable from parent includes $11,468 due from Tristone resulting primarily from net fees due from Tristone in connection with the MSA, net of $4,675 of income taxes payable to Tristone. In addition, Tristone advanced $1,000 cash to the Company during fiscal year 2005, which reduced the net receivable due from Tristone. The receivable from parent, net is due on demand.